FORM 6-K/A

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                          For the month of July, 2002

                          GRANITE MORTGAGES 01-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                       35 New Bridge Street, 4th Floor,
                         Blackfriars, London EC4V 6BW,
                                    England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

The registrants have caused this amended report to be filed pursuant to Rule 12b-15 in order to amend the arrears analysis of non-repossessed mortgage loans contained in the report filed on 23 August 2002.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.


                                      GRANITE MORTGAGES 01-1 PLC


                                      By:       /s/ Clive Rakestrow
                                             -----------------------------
                                      Name:  L.D.C. Securitisation Director
                                      No. 1 Limited by its authorized person
                                      Clive Rakestrow for and on its behalf
                                      Title:  Director

Date: 25 November 2002

                                      GRANITE FINANCE FUNDING
                                      LIMITED


                                      By:      /s/ Nigel Charles Bradley
                                             -----------------------------
                                      Name:  Nigel Charles Bradley
                                      Title: Director

Date: 25 November 2002

                                      GRANITE FINANCE TRUSTEES
                                      LIMITED


                                      By:     /s/ Richard Gough
                                             -----------------------------
                                      Name:  Richard Gough
                                      Title: Director

Date: 25 November 2002

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 01-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 July 2002 - 31 July 2002

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                       85,151

Current Balance                                              (pound)5,214,106,923

Last Months Closing Trust Assets                             (pound)5,199,175,452

Funding share                                                (pound)4,871,722,319

Funding Share Percentage                                               93.43%

Seller Share                                                  (pound)342,384,604

Seller Share Percentage                                                6.57%

Minimum Seller Share (Amount)                                 (pound)107,144,214

Minimum Seller Share (% of Total)                                      2.05%
--------------------------------------------------------------------------------------------

Arrears Analysis of Non Repossessed Mortgage Loans

---------------------------------------------------------------------------------------------------------------
                           Number           Principal ((pound))   Arrears ((pound))       By Principal (%)

< 1 Month                  84,607            5,180,945,509               0                     99.36%

> = 1 < 3 Months            444                27,384,208             208,977                   0.53%

> = 3 < 6 Months             83                4,743,710              107,659                   0.09%

> = 6 < 9 Months             15                 919,528                43,284                   0.02%

> = 9 < 12 Months            0                     0                     0                      0.00%

> = 12 Months                2                  113,968                6,728                    0.00%

Total                      85,151            5,214,106,923            366,648                  100.00%
--------------------------------------------------------------------------------------------------------------------

Properties in Possession

--------------------------------------------------------------------------------------------
                          Number          Principal ((pound))     Arrears ((pound))

Total (since inception)      2                  54,892                  8700
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
Properties in Possession                                                 1

Number Brought Forward                                                   1

Repossessed                                                              0

Sold                                                                     1

Number Carried Forward                                                   0

Average Time from Possession to Sale                                    161

Average Arrears at Sale                                           (pound)378

MIG Claims Submitted                                                     1

MIG Claims Outstanding                                                   1

Average Time from Claim to Payment                                       0
--------------------------------------------------------------------------------------------
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

--------------------------------------------------------------------------------------------
                                                Number        Principal ((pound))

Substituted this period                          3,943        (pound)249,995,144

Substituted to date (since 26 March 2001)       82,454       (pound)5,240,269,578
--------------------------------------------------------------------------------------------

CPR Analysis

--------------------------------------------------------------------------------------------
                                                Monthly              Annualised

Current Month CPR Rate                           4.51%                 42.51%

Previous Month CPR Rate                          3.35%                 33.57%
--------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                            35.6

Weighted Average Remaining Term (by value) Years                       18.77

Average Loan Size                                               (pound)61,234

Weighted Average LTV (by value)                                        77.17%
--------------------------------------------------------------------------------------------

Product Breakdown

--------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                32.61%

Flexible - Together (by balance)                                       19.31%

Variable (by balance)                                                  48.08%

Tracker (by balance)                                                   0.00%

Total                                                                 100.00%
--------------------------------------------------------------------------------------------

Geographic Analysis

--------------------------------------------------------------------------------------------------------------------
                          Number              % of Total           Value ((pound))            % of Total

East Anglia                2,357                 2.77%              143,387,940                 2.75%

East Midlands              7,495                 8.80%              408,785,983                 7.84%

Greater London             10,690               12.55%              926,025,390                17.76%

North                      14,814               17.40%              673,662,614                12.92%

North West                 11,934               14.02%              630,906,938                12.10%

South East                 13,283               15.60%             1,042,299,974               19.99%

South West                 5,993                 7.04%              383,758,270                 7.36%

Wales                      3,270                 3.84%              171,544,118                 3.29%

West Midlands              5,384                 6.32%              317,539,112                 6.09%

Yorkshire                  9,931                11.66%              516,196,585                 9.90%

Total                      85,151                100%              5,214,106,923                100%
--------------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

--------------------------------------------------------------------------------------------------------------------
                                                Number             Value ((pound))           % of Total

< 10%                                             238                3,649,875                  0.07%

> = 10% < 20%                                     954                31,284,642                 0.60%

> = 20% < 30%                                    2,052               90,204,050                 1.73%

> = 30% < 40%                                    3,372              181,450,921                 3.48%

> = 40% < 50%                                    4,675              284,690,238                 5.46%

> = 50% < 60%                                    6,293              416,607,143                 7.99%

> = 60% < 70%                                    8,030              560,516,494                10.75%

> = 70% < 80%                                   11,061              765,952,307                14.69%

> = 80% < 90%                                   19,670             1,269,635,036               24.35%

> = 90% < 95%                                   18,852             1,091,833,990               20.94%

> = 95% < 100%                                   9,937              517,239,407                 9.92%

> = 100%                                          17                 1,042,821                  0.02%

Total                                           85,151             5,214,106,923               100.0%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                     5.85%

Effective Date of Change                                               1 December 2001
--------------------------------------------------------------------------------------------

Notes       Granite Mortgages 01-1 plc

--------------------------------------------------------------------------------------------------------------------
                        Outstanding             Rating             Reference Rate              Margin
                                            Moodys/S&P/Fitch

Series 1

A1                      $365,000,000               Aaa/AAA/AAA         1.98%                    0.12%

A2                     $ 735,000,000               Aaa/AAA/AAA         2.07%                    0.21%

B                       $50,000,000                 Aa3/AA/AA          2.26%                    0.40%

C                       $67,500,000               Baa2/BBB/BBB         3.26%                    1.40%

Series 2

A                (pound)350,000,000                Aaa/AAA/AAA         4.26%                    0.24%

B                 (pound)10,000,000                 Aa3/AA/AA          4.42%                    0.40%

C                 (pound)15,000,000               Baa2/BBB/BBB         5.42%                    1.40%
--------------------------------------------------------------------------------------------------------------------

Credit Enhancement

--------------------------------------------------------------------------------------------------------------------
                                                                                              % of Funding Share

Class B Notes ((pound)Equivalent)                                  (pound)44,345,377                 0.91%

Class C Notes ((pound)Equivalent)                                  (pound)61,366,259                 1.26%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Granite Mortgages 01-1 Reserve Fund Requirement                    (pound)20,000,000                 0.41%

Balance Brought Forward                                            (pound)20,000,000                 0.41%

Drawings this Period                                                   (pound)0                      0.00%

Reserve Fund Top-up this Period*                                       (pound)0                      0.00%

Excess Spread                                                          (pound)0                      0.00%

Current Balance                                                    (pound)20,000,000                 0.41%
--------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

--------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                            (pound)11,190,645                 0.23%

Funding Reserve %                                                       0.5%                          NA
--------------------------------------------------------------------------------------------------------------------